BOXLIGHT CORPORATION

1045 PROGRESS CIRCLE

LAWRENCEVILLE, GA 30043

January 25, 2017

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Boxlight Corporation
Registration Statement on Form S-1
File No. 333-204811

Ladies and Gentlemen:

Boxlight Corporation (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated to Eastern Standard Time 5:00 p.m. on Friday, January 27, 2017, or as soon thereafter as practicable.

Very truly yours,

BOXLIGHT CORPORATION

By:	/s/ James Mark Elliott
Name:	James Mark Elliott
Title:	Chief Executive Officer